Filed by CopperSteel HoldCo, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Six Flags Entertainment Corporation

Commission File No. 1-13703

Date: November 3, 2023

TRANSCRIPT

CORPORATE SPEAKERS:

Michael Russell

Cedar Fair LP; Corporate Director

Brian Witherow

Cedar Fair LP; Chief Financial Officer

Gary Mick

Six Flags Entertainment Corp; Chief Financial Officer

Selim Bassoul

Six Flags Entertainment Corp; Chief Executive Officer

Richard Zimmerman

Cedar Fair LP; Chief Executive Officer

PARTICIPANTS:

Steven Wieczynski

Stifel Financial Corp; Managing Director

Thomas Yeh

Morgan Stanley; Executive Director

James Hardiman

Citi Group; Analyst

Ian Zaffino

Oppenheimer & Co.; Analyst

Chris Woronka

Deutsche Bank; Analyst

Michael Swartz

Truist Securities

Barton Crockett

Rosenblatt Securities Inc; Analyst

Paul Golding

Macquarie Group; Analyst

Robert Aurand

KeyCorp; Analyst

PRESENTATION:

Operator^ Hello everyone and welcome to today’s conference call on Cedar Fair and Six Flags to combine in merger of equals, creating a leading amusement park operator. My name is [Seth] and I’ll be the operator for your call today. (Operator Instructions)

I will now hand over to the speaker’s team to begin the call.

Michael Russell^ Thank you, [Seth]. And good morning to everyone. My name is Michael Russell, Corporate Director of Investor Relations for Cedar Fair. Welcome to today’s call to discuss this morning’s press release issued to the wire jointly by Cedar Fair and Six Flags announcing a proposed merger of equals between the two companies. Also, we will briefly touch on both company’s financial results for the third quarter of 2023 including — included in our press releases issued this morning for the wire services, which can be found on our respective investor websites, ir.cedarfair.com, and investors.sixflags.com.

Before we begin, I need to remind you the comments made during this call will include forward-looking statements within the meanings of the Federal Securities Laws. These statements may involve risks and uncertainties that could cause actual results to differ from those described in such statements. For a more detailed discussion of these risks, you may refer to the periodic filings with the SEC by Cedar Fair, and the Six Flags.

On the call with me this morning, are Selim Bassoul, CEO of Six Flags, Richard Zimmerman, CEO of Cedar Fair, Brian Witherow, CFO of Cedar Fair, and Gary Mick, CFO of Six Flags.

We have an action-packed call today. So let me quickly run through the agenda.

Brian and Gary are going to kick things off with a brief overview of each company’s third quarter results announced this morning. Then Selim and Richard will take you through a deep dive of this combination and the significant opportunities we expect to unlock together. We’ll then turn the call to Brian for a review of the compelling financial benefits. After that, Richard, we’ll wrap things up before we open the floor to Q&A.

With that, I’ll turn the call over to Brian.

Brian Witherow^ Thanks, Michael. Good morning, everyone. It is truly an exciting day for Cedar Fair and Six Flags, and we look forward to sharing more about the transaction.

I’ll start off by reviewing Cedar Fair’s third quarter operating results before discussing preliminary results for the five-week period ended October 29th. After weather and other factors contributed to a disappointing start with a twofold strategy for the second half of the year. First, generate higher demand levels with the goal of recapturing attendance disrupted by weather earlier in the year. And second, aggressively seize upon cost savings opportunities that don’t — not only improve our near-term operating margins, but also put us on a path to return to pre-pandemic margin levels over time.

I’m very pleased to report the net effect of these strategic efforts resulted in a 7% increase in third quarter adjusted EBITDA to a record $388 million and the 320-basis point increase in adjusted EBITDA margin to 46.1%. These outstanding results were driven by 100,000 visits increase in attendance. And more importantly, by a more than $25 million reduction in adjusted EBITDA related operating costs and expenses in the quarter. Credit goes to our incredible team who tackle this challenge during the season’s busiest and most intense stretch of the season.

During the quarter, we entertained 12.4 million guests and generated net revenues of $842 million, compared with 12.3 million guests and net revenues of 843 million in the third quarter of 2022. The slight decrease in net revenues is primarily attributable to a 2% decrease in in-park per capita spending, offset in part by a 1% increase in attendance and a 2% increase in out of park revenues. During the quarter we reduced operating expenses by $22 million while also reducing costs of goods sold by $3 million. The decrease in operating expenses was driven by our new cost saving initiatives highlighted by a meaningful reduction in seasonal labor hours and in-park entertainment costs.

Meanwhile, SG&A expense in the period increased $8 million, primarily due to increased marketing efforts and initial costs associated with today’s analysis transaction.

Turning our attention to preliminary results for this past Sunday October 29th. For the most recent five weeks, we generated preliminary net revenues of 226 million, down less than 1% compare with net revenues for the comparable five-week period a year ago. A revenue performance in October reflects a 2% or 69,000 visit increase in attendance, consistent out of park revenues, and a 3% decrease in in-park for capital spending.

In total, we entertained 3.3 million guests over the five-week period. Based on our preliminary results for October through the first 10 months of 2023, we have now entertained 24.2 million guests, and generated preliminary net revenues of 1.7 billion.

Lastly, I want to provide a quick update on early sales of our 2024 Season Passes and other advanced purchase products. As of the end of the third quarter, our deferred revenue balance total 208 million representing an increase of $20 million, or 11% compared to deferred revenues at the end of the third quarter last year. The increase in deferred revenues has been driven by an outstanding start to fall sales of 2024 Season Passes and related all season products.

Through this past week, combined sales are pacing up 24% or approximately $30 million over the same time last year. We’re confident that our Season Pass strategy and outstanding start position as well for another strong season in 2024.

With that, let me turn the call over to Gary to review Six Flags third quarter results.

Gary Mick^ Thank you, Brian. Six Flags also released our third quarter results today. So, before we jump into the transaction, I’ll say a few words about the quarter.

This was a quarter focused on investment. We made great strides in improving our guest experience by investing in our digital transformation. That’s shows food and beverage and new entertainment. We made intentional and deliberate decisions to try new things, including introducing new shows designed to cater to a multi-generational audience, enhance fireworks displays and state of the art trunk shows, testing and promoting speedy gates, automated toll plazas, launching our first ever waterpark festival as well as introducing a water float parade in our Texas theme parks that experience record breaking heat this summer.

Lastly, we initiated our Fright Fest, Boo Fest and Oktoberfest events up to three weeks earlier than in previous years. We have identified what resonated with our visitors, and what did not. What puts us in an advantageous position to make data driven decisions moving forward. While these efforts drove a short-term increase in our operating expenses are integral to our long-term strategy of consistently enhancing visitor experiences and optimizing our park operations. We’ve also invested in media to drive Season Pass single day tickets in our do it all in a day promotion. This resulted in increased attendance, revenue and past sales in the third quarter versus prior year, as well as a solid start on the sales next year’s passes, which will largely benefit next year’s revenue.

We also cultivated our sponsorship relationships resulting in additional revenues and cross branding initiatives. That said poor weather continued putting pressure on results in the third quarter with eight weekends of rainfall in the northeast and mid-Atlantic regions beginning after Labor Day that coincided with the start of our Fall Festival lineup.

Now moving on to financial results. For the quarter total attendance is 9.3 million guests of 16% from third quarter 2022. Revenue in the quarter increased $43 million, or 8% to $547 million. This is primarily the result of higher attendance partially offset by a decrease in total guests spending per capita of $5 or 8%, versus third quarter 2022. Admission spending per capita decreased $4 or 12% in in-park spending per capita decreased $1 or 2%. A decrease in admission spending per capita was driven primarily by lower average Season Pass and single day ticket pricing versus 2023 as it worked to optimize for pricing structure.

In-park spending per capita declined versus prior year as a result of a higher mix of Season Pass attendance versus prior year. We have seen strong growth in food and beverage sales both in units and total sales largely fueled by a revamped culinary assortment and events lineup, which partially offset in-park for capitalist decline driven by the Season Pass next. We expect to derive additional value going forward from our digital guests facing innovations such as our self-serve kiosks, six day wristbands, and mobile food ordering.

On the cost side in the third quarter, cash operating and SG&A expenses were up $43 million, or 20%. Our costs grew in the third quarter for the following reasons. First, our attendance growth in the quarter had the expected result of driving seasonal labor costs of sales and other variable costs. Second, we boosted our advertising for our 2024 Fall Season Pass promotion. We are pleased with the success so far in our past sales, and this is expected to serve as a nice tailwind in 2024. But the expenses associated with a separate are reflected in the third quarter. Third, while we invested expense in earlier starts to the fall events lineup, we did not yield the attendance list we were hoping for in the quarter due to poor weather on the weekend, late in September.

Lastly, as I mentioned earlier, we’ve made significant investments in new entertainment events, shows and digital guests facing innovations.

Adjusted EBITDA up for the quarter was $220 million, a $5 million decrease or 2% compared to third quarter of 2022, with higher revenues offset by the cost investments previously mentioned. Our active past base as of October 1, 2023 comprised 5.3 million passholders (technical difficulty) increase over the prior year. Deferred revenue as of October 1, 2023 was $148 million up $21 million or 17%, or the third quarter of 2022, primarily driven by our strong fall past promotion. Total capital expenditures for the quarter is $42 million, an increase of $24 million compared to third quarter 2022. Year to date capital expenditures $109 million. A liquidity position as of October 1st was $457 million. This included $390 million of available revolver capacity, that of $21 million letters of credit, plus 67 million in cash. And lastly, during the third quarter, we paid down 80 million in debt.

We are excited about the future and insights this summer has granted us. We are approaching 2024 with great strength and confidence.

Now, I will turn it over to Selim.

Selim Bassoul^    Thanks, Gary. I am very excited about the strategic combination between Six Flags and Cedar Fair, and the incredible opportunity it will unlock for both businesses. In fact, in my 25 years of leading companies through transactions, I have never been more excited about a combination as this one.

First, I’m excited because this combination starts and ends with the guests. If you’ve known me and look at my track record, I have — I am customer obsessed. Thanks to the dedicated and the (inaudible) team at Six Flags, we have made incredible progress in the past two years. Our transformation has been grounded in instilling a guest obsessed culture and harnessing what makes our parks so special to deliver an exceptional guest experience. This transaction is all about our guests, to value it to create for them, the additional perks, we will provide, and additional thrills we will create not only locally, but regionally.

Second, is culturally. The fit between Six Flags and Cedar Fair culture is fully alive. We think of Cedar Fair as outstanding operators. I saw this firsthand as I visited their parks where we at Six Flags are very strong in that we are huge innovators. If you look again at my track record, admittedly, I disrupted the industry with innovation. And we’ve done that again here at Six Flags over the last two years. And we are starting to invade many of these innovations just now and continuing into 2024. We expect to take the best practices of both businesses. The best operating team and the most innovative team and brings them together with the best parks in the industry.

Third, what I love about this combination is the value it will create for our shareholders. This starts with our expected annual synergies of 200 million, which we have been — which have been fully vetted. We are confident we can achieve these in the next three years and create significant value along the way. In addition, this combination de-risks of businesses in many ways in terms of leverage, weather and the regional mix of our portfolio.

We will operate an expanded and complimentary portfolio of 42 amusement and water parks, nine resort properties, and other entertainment experiences that our guests love. Our expanded footprint will reduce dependency on any one park for any one region, providing us more earning stability, and allowing us to offer more exciting options to guests.

Our free cash flow generation will allow us to quickly de-lever while also deploying guests —deploying capital strategically into our business to enhance performance. Importantly, this merger will also allow us to grow our new company into a global brand as our IP. Our combined Season Pass, a loyalty programs will make this deal even sweeter for our most loyal guests, providing enhanced access and additional perks.

Finally, our employees. We would not have made this deal if we did not believe it would be good for our people. In the long run, we expect this to create new growth, giving employees more opportunities and the flexibility to put themselves in a position to succeed. This will also allow us to take the brightest, the smartest, and the most dedicated to work within a bigger company and within our parks. Together we will create a vision of excellence and friendliness, ultimately elevating the experience, the guests experience even more and faster.

On a personal level, I have come to know Richard and Brian well as we work to reach today’s milestone. I could not think of better partners for this new chapter.

Richard?

Richard Zimmerman^ Thanks, Selim. I echo that sentiment. Working closely with you and the Six Flags team to get this announcement done has only reinforced my confidence and how complementary our businesses are.

Since the pandemic, our team has done tremendous work to create a more agile business. We’ve invested in the highest revenue opportunities, focus on new attractions and upgraded dining options to offer our guests a truly special experience. We have doubled down on technology and data analytics, providing us with deeper insights into our operations and our guests. We’ve done so while prudently managing variable costs, optimizing our cost structure, while driving incrementing — incremental demand and guest spending. We’ve made incredible progress on all fronts. Attendance and guest satisfaction are at all-time highs, in-park and out of the park spending continues to grow, and our company’s financial performance remains strong. The robust third quarter results we announced this morning reflect how far we’ve come.

With that said, we have more work to do as we continue to drive top line growth, optimize our cost structure and further improve operating margins.

With that, I’ll get into the transaction.

This is a merger of equals transaction, offering a tax efficient means for both Cedar Fair unit holders and Six Flags shareholders to participate in the significant value of the combined company. Cedar Fair unit holders will receive one share of stock in the new combined company for each Cedar Fair unit owner. And Six Flags shareholders will receive 0.58 shares for each Six Flags share owned.

Additionally, immediately prior to close, Six Flags will issue a special dividend consisting of two parts. Part one is a fixed $1 per outstanding share. Part two is a per share amount equal to the aggregate distributions paid to Cedar Fair unit holders between today and the close of the transaction. Following the close of the transaction, Cedar Fair unit holders will own slightly more than 51% and Six Flags shareholders will own slightly less than 49% of the new company.

Selim will serve as Executive Chair of the combined company leading a Board that will comprise six directors from each of the current Cedar Fair and Six Flags Boards. Selim will also partner with me to achieve a full range of cost savings and revenue uplift (technical difficulty).

Operator^ Unfortunately we have lost connection to the speaker line. Please stand by on the call while we establish reconnection.

Thank you all for staying on the call whilst we attempt to re-establish connection with the speakers.

Thank you all for standing by. We are still trying to re-establish connections to the speaker line and we hope to be back underway shortly.

Thank you all for standing by. We are still trying to re-establish connections to the speaker line and we hope to be back underway shortly.

Thank you all for standing by whilst we re-establish connection with the speakers on this call.

Thank you. You are now connected to the call again. Please proceed when you are ready.

Richard Zimmerman^ Thanks, everybody, we apologize for the technical difficulties. But let me jump back in.

Thank you, Selim. I echo that sentiment. Working closely with you and the Six Flags team to get this announcement done has only reinforced my confidence and how complimentary our businesses are.

Since the pandemic, our team has done tremendous work to create a more agile business. We’ve invested in the highest revenue opportunities, focused on new attractions and upgraded dining options to offer our guests a truly special experience. We have doubled down on technology and data analytics, providing us with deeper insights into our operations and our guests. We’ve done so well prudently managing variable costs, optimizing our cost structure, while driving incremental demand and guest spending. We’ve made incredible progress on all fronts. Attendance and guest satisfaction are at all-time highs, in-park and out of the park spending continue to grow, and our company’s financial performance remains strong. The robust third quarter results we announced this morning reflect how far we’ve come.

With that said, we have more work to do as we continue to drive top line growth, optimize our cost structure, and further improve operating margins.

With that, let me get into the transaction.

This is a merger of equals transaction, offering a tax efficient means for both Cedar Fair unit holders and Six Flags shareholders to participate in the significant value of the combined company. Cedar Fair unit holders will receive one share of stock in the new combined company for each Cedar Fair unit owner. And Six Flags shareholders will receive 0.58 shares for each Six Flags share owned.

Additionally, immediately prior to close, Six Flags will issue a special dividend consisting of two parts. Part one is a fixed $1 per outstanding share. Part two is a per share amount equal to the aggregate distributions paid to Cedar Fair unit holders between today and the close of the transaction. Following the close of the transaction, Cedar Fair unit holders will own slightly more than 51%, and Six Flags shareholders will own slightly less than 49% of the new company.

Selim will serve as Executive Chair of the combined company leading a Board that will comprise six directors from each of the current Cedar Fair and Six Flags Boards. Selim will also partner with me to achieve a full range of cost savings and revenue uplift opportunities we expect to unlock.

Meanwhile, Brian will serve as Chief Financial Officer of the new company, and Gary will lead the integration efforts as Chief Integration Officer. New company will operate under the Six Flags name and trade under the ticker symbol FUN, F-U-N on the New York Stock Exchange. It will be structured as a C Corp, which both companies’ Boards determined will unlock the most value for the new company shareholders. And finally, the new company will be headquartered in Charlotte, North Carolina.

Continuing with terms of Slide 6, we expect this transaction to unlock considerable upside opportunity for our shareholders. The transaction is expected to be EPS accretive to Cedar Fair unit holders, and Six Flags shareholders within 12 months of close. We also anticipate total annual synergies of 200 million comprised of 120 million in cost savings, which we expect to realize within two years of closing, and 80 million of incremental EBITDA, which we expect to realize within three years.

Finally, we expect to utilize enhanced cash flow generation to de-lever down to our target ratio of 3.0x with additional flexibility to invest in our growth initiatives and drive shareholder returns. Brian will speak more to these and other financial benefits in a moment. In terms of path to completion, we expect the transaction to close in the first half of 2024.

Moving to Slide 7. I want to turn to our shared focus on the guest experience.

So, Cedar Fair and Six Flags are built around a commitment to providing amazing experiences that create memories that last a lifetime. By doing so, we boost Season Pass sales, drive higher attendance, and increase guest spending. As we just discussed, our combined company will offer a more diversified experience across live entertainment formats. Whether guests visit one of our amusement parks, water parks, resorts, safaris, or campgrounds, they can expect the same outstanding service and standard of excellence. Inside our parks, we expect to leverage the capabilities of both companies to create a more engaging and immersive experience. So, the guests choose us from amid the wide array of options they have to spend their leisure time and leisure money.

Investment in our parks has been a key focus at Cedar Fair over the last few years. And we’re excited to leverage our experience and strategies across a broader portfolio. With our financial profile, we will have the flexibility to invest in new rides and attractions, broader food and beverage selections, additional in-park offerings and cross-park initiatives.

For example, on Slide 8, you can see a snapshot of the incredible portfolio of IP that the new company will have, including Looney Tunes, D.C. Comics, and Peanuts. Our combined portfolio will open up new opportunities to develop engaging themed rides and guest offers.

Turning to Slide 9, which gives a snapshot of our combined company. As I mentioned, we will operate a portfolio of 42 parks and nine resort properties across the U.S., Canada and Mexico. Together, Cedar Fair and Six Flags entertain just under 50 million guests annually. As we saw from our results today attendance numbers continue to grow and guest spending remains robust as both companies have invested in our parks. Our strong attendance numbers and guest spending levels set the foundation for a much stronger combined financial profile.

On a pro forma basis over the trailing 12 months ending with each company’s fiscal third quarter, the combined company would have generated 3.4 billion in revenue and 1.2 billion in adjusted EBITDA inclusive of our expected synergies. We will also have a healthy margin profile with a pro forma modified EBITDA margin of 36%. The combined company would have generated 826 million in free cash flow. And our net leverage would be 3.7 times adjusted EBITDA reflecting expected synergies and enhanced cash flow generation, which we expect to reduce to approximately three times within two years of close.

With this strong financial profile, we look forward to advancing strategic investment throughout our parks to grow attendance, increase guest spending, and improve profitability.

As you can see on Slide 10, we will have a much wider offering for guests who increasingly look for new and differentiated at-home leisure experiences. For guests who want to make a pitstop, go on a day trip or plan a weekend away the combined company will have offerings to meet every interest. Whether they prefer cooking under the stars, or playing all-star athletes for the day, roller coasters or lazy rivers, they will find one of these at one of our properties. We’ll also have significant — a significantly more diversified footprint.

Slide 11 highlights the complementary nature of our 42 parks across North America and illustrates the significant opportunity to attract more guests to our parks. This opportunity starts with Season Pass programs of both companies. Season Pass holders account for more than half of the annual attendance mix for Cedar Fair and Six Flags, though the overlap between the two is minimal. And most guests only visit one to two parks. We see an opportunity for the combined company to increase the opportunities for guests to choose an incremental visit to a Cedar Fair or Six Flags Park in their region rather than select another leisure option. Rollout of a combined company pass will give our guests more choice and enhance value, making amusement park entertainment more accessible to more guests than ever before.

I’ll now turn it over to Brian to walk through the financial benefits in more detail.

Brian Witherow^ Thanks, Richard. I’ll start by running through an overview of the compelling and financial benefits this transaction creates for the combined company and shareholders on Slide 12, before diving deeper on each.

New company, we’ll start from a position of financial strength. With 1.2 billion and adjusted EBITDA on a trailing 12-month basis, inclusive of the $200 million and expected run rate synergies. We also expect the transaction to be accretive to earnings per share for both companies within the first 12 months of close. Our diversified footprint will improve performance consistency with a broader scope of locations and offerings to mitigate weather related and seasonal earnings volatility. I’ll speak more to that in just a minute.

Moving down the list, the new company will have a robust balance sheet with attractive free cash flow generation to reduce leverage, invest back in our portfolio and drive shareholder returns.

Finally, one other important detail, the transaction structure does not trigger change of control provisions for either company’s notes, minimizing financing needs. The opportunity to enhance value was what brought Cedar Fair and Six Flags to the table to make this merger a reality. As you can see, the opportunity in front of us is significant, given the depth of operational expertise we have, we are confident in our ability to capitalize on this potential for the benefit of our shareholders.

Slide 13 highlights our diversified footprint and the considerable earnings stability will provide. Cedar Fair and Six Flags are each more heavily concentrated in different regions, for Cedar Fair, it’s the Midwest, and for Six Flags it’s the south; by combining our footprints, we’ll have a more balanced presence, particularly in regions with extended operating seasons. As a result, no single geography will contribute greater than 30% of total park level EBITDA.

Said another way currently several of the largest parts that come from majority of our respective earnings, the combined company’s expanded and diverse portfolio addresses this imbalance with no single park contributing more than about 17% of the new company’s park level EBITDA. Striking this balance is critical as our businesses are currently prone to weather related and other macro factors out of our control. We expect our broader portfolio will mitigate the impact of these headwinds, extend our operating calendars and limit earnings volatility.

[Firming] the synergies as noted earlier, we’ve identified $120 million of annual run rate cost savings that we expect to realize within two years of closing. As you’ll see on Slide 14, these cost savings come from the areas you see in a [company], largely duplicative corporate functions, administrative efficiencies, and other operational cost reductions. We believe all savings areas we’ve identified are highly achievable. We expect to realize roughly 65% of these cost savings in the first year, with the remaining to be realized in year two.

Both Cedar Fair and Six Flags have disciplined cost structures and strong track records of driving efficiencies, we will continue to look for additional cost savings opportunities as we work through our integration planning process. While we expect to drive significant cost savings, we are most excited about the revenue growth opportunity.

As shown on Slide 15, we’ve already identified additional revenue uplift opportunities, implying an approximately $80 million of incremental EBITDA that we expect capture within three years of close as we invest in our parks and improve the guest experience. Half of that $80 million comes from the implementing and — from implementing an enhanced combined Season Pass program, and fully optimizing our flash cap and [battling] program opportunities. These are popular offerings that represent great value for our guests among all their leisure options.

The other half will come from the expected improvement in in-park spending, particularly at Six Flags parks, as a result of — results of investments in our food and beverage and merchandise offerings. This is one that we can take from the Cedar Fair playbook. Having seen the results of investment in these areas firsthand.

And as Richard mentioned, combining our IP portfolios creates an opportunity to bolster merchandise sales, and roll out new themed offerings that all of our parts. Together we will create a more agile and consistent growth model while also delivering an enhanced and more immersive experience for our guests, both of which contribute to the inherent value creation for shareholders.

Our ability to invest in these growth opportunities will be underpinned by a strong balance sheet and cash flow generation profile. We expect to have a combined leverage ratio of approximately 3.7x reflecting expected synergies and enhanced cash flow generation. But we have outlined a clear path to reduce to — reduce that to approximately 3x within the first two years. Following the close of the transaction, we will prioritize de-leverage to hit our target leverage ratio and ensure we are maintaining a robust capital structure.

Well, this is our first priority, the combined company is committing — committed to allocating capital to maximize shareholder return once we achieve this targeted leverage.

As you can see on the right side of Slide 16, we expect free cash flow just below eight per million, a 66% conversion rate, which is a four-percentage point improvement on Six Flags for conversion rates, and a nine-percentage point improvement on Cedar Fair. We’re confident that our substantial free cash flow generation will provide us with ample flexibility to de-lever while increasing investments in our parks to grow attendance, increased guest spending and improved profitability, all while enhancing guest value and experience across the portfolio.

With that, I’ll pass it back to Richard to close the call.

Richard Zimmerman^ Thanks Brian.

On Slide 17, we’ve outlined the key milestones from today until the close of the transaction. One of the first steps we’re taking is completing commitments for our new revolver and bond backstop. We’re also already starting to assemble our integration planning team, which will be led by Gary Mick and include leaders from both companies. Its thoughtful and comprehensive integration plan is critical to setting up our combined company for long term success. And this effort will be our highest priority. Six Flags will hold the shareholder vote at the right time, and we are confident that we can pick through the other required approvals and closing conditions in the first half of the year.

Before we turn to Q&A, I want to reiterate how thrilled I am to reached this milestone. This transaction will allow us to take a massive step forward as we bring together two iconic park portfolios to unlock new and exciting opportunities for our guests, our teams and our combined shareholders. Together we will have an expanded and diversified footprint of 42 beloved parks and nine resort properties. Our complimentary footprints will provide us with significant stability and mitigate the impact of anomalous weather conditions like those we experienced earlier this year.

We will also have a robust financial profile with a strong balance sheet, enhanced and diversified cash flow generation, and 200 million of identified and achievable cost savings and revenue uplift opportunities. All of this will allow us to build on what makes our businesses and our parks so special, and deliver an even more entertaining experience for our guests.

Moreover, we’ll be able to leverage our complimentary operating capabilities and technology platforms to make our parks more immersive and increase investments to broaden our offerings. As we do so, we will build on our business’s strong track records of profitable growth and value creation. All of these opportunities are only possible because of the great work of the Cedar Fair and Six Flags teams.

I know I could speak for myself, Selim, Brian, and Gary, when I say we are so excited about the road ahead for our combined business.

On behalf of the Cedar Fair and Six Flags team, thanks for listening in today.

With that we can now begin Q&A.

QUESTION & ANSWER:

Operator^ Thank you. (Operator Instructions) Our first question today comes from Steven Wieczynski from Stifel. Please go ahead.

Steven Wieczynski^ Yes. Hey, guys. Good morning. And congratulations, on the deal here.

So, Richard and Selim, want to ask about just maybe the general philosophy of the combined company moving forward. And what I mean by that is, Cedar Fair has, has always talked about moderate price increases, moderate attendance growth, while Six Flags under you Selim has been pushing for much higher pricing while trying to, limit attendance growth.

So just, just wondering how we should think about the combined company moving forward, and which I guess which operating strategy will ultimately be utilized going forward?

Richard Zimmerman^    Steve. Good morning. Great question. Thanks for that.

Let me jump in and say we really believe the opportunity ahead for us to create significant value for everybody involved, our guests, our employees, our shareholders, really (inaudible), to take the best of both companies and combine them. We’re going to work through, as Brian and I did when Cedar Fair acquired Paramount Parks, looking at both sides of the portfolio, there are things that we each do extremely well, that are, as I said, my prepared remarks are very complimentary. And we have an opportunity to really step back, have an open mind, and really take a look at how we can best create value.

Selim?

Selim Bassoul^    I believe, Steve, that it really does not stop the work you’ve done at Six Flags. It basically enhances. As I visited and toured Cedar Fair Parks, I was very impressed by literally the premiumization data, whether it’s in food service, or in the landscaping, the way that basically seeing their rights. I think there is opportunities for both of us to still improve pricing, opportunity to make margins. But I can tell you, this is not about only prices. It’s mostly about how do you create values and additional perks for our guests. And I believe that is critical.

We have both millions of guests. And I think that, I think about a simple example. We have a membership and they don’t have a membership. I would love to have our members be able to take that membership and their dining meal plan and go to Cedar Fair Park, and be able to enjoy more parks. I would love also to have what they’ve done where they have guests that spend bootcamp hires on us, and be able to come and spend in our retail stores and in our food service. It’s a fantastic complementary business here.

Richard Zimmerman^    So Steve, it’s all about price value equation and listen, creating more value for our guests.

Next question.

Steven Wieczynski^    Yes, sure. So — thanks for that, guys. I appreciate that.

And then second question. Probably for Brian or Gary. But, when we think about the synergy number that, that you guys have laid out here that, the all in $200 million number. Listening to Brian’s prepared remarks, it sounds like that 200 million number might just actually be a starting point. And there could be more, potentially behind that. In my thinking about that, right? Or am I reading too much into that?

And if there is, if there is potential upside to that 200 million, do you think it would come more from the revenue side or more from the cost side?

Brian Witherow^ Yes, this is Brian. I’ll let Gary, jump in. Gary and I are going to spend a lot of time focused on this, right. As we said in our prepared remarks, the cost side of this is, is front and center. We believe we can realize those cost savings, synergies over the next two years, we’re not going to stop it will identify today I think as we get deeper into this transaction and into the integration process, we may uncover other things.

But certainly, I think where there is probably more upside is on the revenue. That’s something we’re really excited about. But as you know, that takes a little bit longer. Sometimes get to those revenue synergies, there’s a lot of system integration that has to happen.

So, I think that may be where there’s more upside, longer term. But right now, our immediate focus is building out that integration plan, as Richard said, and mining those cost synergies as quickly as we possibly can.

Gary Mick^ Yes. I echo that. And thank you, Brian. What we have on the table so far, so we’ve identified and if there’s more, we certainly will execute to that. At this stage, that’s, that’s what we have found.

Steven Wieczynski^ Okay great. Thanks, guys. Appreciate it. Congratulations.

Richard Zimmerman^ Okay. Thanks for your (inaudible).

Operator^ Our next question comes from Thomas Yeh from Morgan Stanley. Please go ahead.

Thomas Yeh^ Thanks so much. Good morning, and congratulations.

Yes, as we think about holding the portfolio together, what’s the right way to think about the long-term capital intensity of the business? It sounds like you expect to take advantage of some of the synergies to drive higher investments at close.

And Selim, you’ve recently given long term CapEx guidance based on some of the incremental opportunities that you’ve seen. Does that go up further now is, I think Brian, you mentioned that primarily, there’s some opportunities and driving more in-park food and bev investments. So just wondering what you’re seeing as an incremental opportunity on top of that.

Brian Witherow^ Hey, Thomas, it’s Brian.

I think on the CapEx firms, one of the things that we’ll be spending a lot of time together working on is how quickly can we get to some of those synergies, particularly the revenue synergies, as we mentioned, in Richard’s prepared remarks. It will take some capital to activate some of the synergies, of revenue synergies, the expanded guest spending opportunities, as Selim noted premium experiences, we’ve backstop that with a lot of capital investment, particularly in areas like food and beverage. So, we don’t have a specific number as to where that will end up.

We’ll be spending a lot of time collectively as a management team and working with our new Board on where we want that to be. But their capital is going to be a key part of mining those opportunities for growth.

Richard Zimmerman^    And the key point from my perspective, Thomas, is as we de-lever this company, and generate significant cash flow will have the resources invest behind the highest ROI projects and get to that growth quickly.

Thomas Yeh^    Okay make sense.

And then just as a follow up, Richard, you mentioned the increased value proposition for Season Pass holders across a larger footprint. Just curious about dimensionalizing, the appropriate TAM of pass holders that could visit multiple parks, and a sense of an overlap benefit in areas like California, for example. Thank you.

Richard Zimmerman^    If you look at the growth both companies have had over the last decade and Season Passes, it’s clear that our customers see tremendous value in this program. It’s driven our growth in the core, a core part of our enhanced CRM program. We know a lot about our Season Passholders that Six Flags does. We think there’s an opportunity to look at the two programs meld them together over time, in a way that will increase is the opportunity for guests to visit, but also acknowledge the value of the expanded portfolio.

So, we’re both excited on both sides of the companies to take a look at how we create something that our guests really want, and that they face tremendous value in. Not only that, but I’ll speak it’s — as we’ve gotten to know each other and look at the data, our highest NPS scores come from, respectively, our Season Pass holders, it’s clear, they’re our most loyal customers and fans, and there’ll be really interested in the value we can bring to the communities.

Thomas Yeh^    Thanks so much.

Richard Zimmerman^    Thanks, Thomas.

Operator^    Our next question is from James Hardiman of Citi Group. Please go ahead.

James Hardiman^    Hey. Good morning. And, I echo what’s been said congratulations on the merger. I’m sure there was there was a lot of work that went into this, but seemed like you guys are potentially create some value here.

I was hoping you could dig in. It sounds like I’m sure there were some early discussions about the best form that the new company could take. Why the C Corp? Richard and, Brian, we’ve talked a lot over the years about, on the one hand, you’ve got some nice tax benefits on the other, I think investors see the MLP as maybe a less sort of liquid vehicle. So why the C Corp?

And maybe walk us through sort of the tax consequences here for MLP owners, if you can.

Richard Zimmerman^    James. Good morning. Thanks for the question.

When we look at the MLP structure, which historically has made sense for Cedar Fair, our Board determined that the C Corp structure will best position, the combined company unlock the most value for our unit holders going for — for our unit holders and shareholders going forward. As a C Corp will have significantly more access to capital and appeal to a much broader and base investor base than we would have as a MLP. The structure also enhanced liquidity of our shares, providing a lot more flexibility to the combined shareholders.

This decision also reflects the feedback we’ve received from unit holders over the last several years, many of whom have suggested that a C Corp structure makes far more sense for where the business is today.

In terms of the tax structure, let me throw that one to Brian.

Brian Witherow^    Yes. I mean this transaction, as Richard just noted, we feel going forward the C Corp structure, certainly is that creates the most value for our unit holders and the Six shareholders. And we’ve tried to structure this in the most efficient way for exiting the MLP.

James Hardiman^    Got it, that’s helpful. But just to be clear, the MLP units will be converted to C Corp shares, right, which is, effectively there will be a tax event for unit holders, I’m assuming. Is that how this is ultimately going to work?

Brian Witherow^    The answer to the first part is yes, James, we will be converting to C Corp shares. In terms of the implications to the investors, as you know, every one of our MLP investors has a different tax basis, and there’s different tax implications, that answers a lot more complicated will depend on the individual investor.

James Hardiman^    Okay got it. That’s helpful. And then just maybe a follow up to the question on the synergies and the joint pass is one that I’m sure it’s going to get a lot of focus, right, the combined season, Season Pass. I think both companies over the years have had something where you could go to most if not all the park. And it didn’t seem like that many customers pick you up on that. What’s different here is it just more geog — more locations, maybe Southern Cal, Middle Cal, D.C. area that might make that more of a value proposition for a consumer. How do we think about that? And what’s different?

Richard Zimmerman^    Yes, James. No, yes, I’d say the way you characterize it is largely accurate. As we know, our parks are regional in nature, we’re not destination for the most part although we have some that mimic those, those characteristics. We generate as a Six Flags, most of our tenants were within a two-and-a-half-mile drive — two-and-a-half-hour drive time. So, by definition, being regional, it’s all close to the park.

As you think about it, it’s been a very small percentage. That’s visited multiple parks more than one or two, but it’s a very appealing guest segment for us. Even though it’s small, they have they really value that opportunity and see the value.

So, as we think about how to customize our Season Pass program, which we’ve been doing, we’ve evolved it over the last 10 years as Six Flags as, we think there’s an opportunity can even be customized to tap that value that that smaller group really represents.

Selim Bassoul^    I would like to add something. I look at the Vail Resorts model was an epic pass. And I liked that model with you will get depending on how you structure that pass, you might be able to incentivize. Today I can tell you, I agree with Richard, our guests do not truly go from one park to another. They don’t basically, transcend Six Flags to Cedar Fair, but maybe we can create a model like their results, where they get the epic pass and gave an incentive for people, they want to visit other ski resorts.

James Hardiman^    That make a lot of sense. Appreciate it, guys, and good luck.

Richard Zimmerman^    Thanks, James.

Operator^    Oh, next question comes from Ian Zaffino at Oppenheimer. Please go ahead.

Ian Zaffino^    Hi, guys. Thank you very much.

Maybe goes for Richard. Can you just maybe talk about the assets and the CapEx, maybe at the Six Flags Parks that you’d expect to put in, how do you feel about the state of those assets, and not necessarily the merchandising side or the customer experience, but the actual ride itself. And maybe the need to, the maintenance that they miss — that those assets necessarily need? And how we kind of thinking about that? Thanks.

Richard Zimmerman^    Thanks, Ian. As I think about bringing together these two iconic portfolios, what hits me more and more, is how this is like buying it, putting together beachfront property. These are irreplaceable assets that have incredible value, to sustain cash flow, revenue generation cash flow generation over time. So, in each portfolio, we would say there are always things and as somebody who used to run a single park and I run the chain, you walk the park and you see things you want to fix, you see things, we want to make it better for your guests, the list is always long, we’re trying to get to many of those things over time as we can.

So, I think there’s opportunity on both sides, to continue to improve our sites, improve our parks, listen to our guests, and what they value, and make sure that we create that that memorable experience and that special experience for folks as they come through our gates.

Ian Zaffino^    Okay thank you.

And then, as far as, use the cash flow is just going to just be a pure de-leveraging story for until you’re down to three times. Is there any other use of it outside of like the investment in the park as far as just distributions to shareholders through either dividends, buybacks or any other means? Thanks.

Richard Zimmerman^ No, as we talked about in our in our prepared remarks, our immediate priority is, is getting the integration plan together, generate the synergies and de-lever as quickly as possible.

Once we reach that point, then I think we will, management along with working with Selim and the Board, evaluate what’s the best way to maximize shareholder returns, and focus on growth versus unlocking the value that we think is inherent in the combined company.

Ian Zaffino^ Okay thank you very much.

Richard Zimmerman^ Thanks, Ian.

Operator^ Our next question comes from Chris Woronka from Deutsche Bank. Please go ahead.

Chris Woronka^ Hey. Good morning, guys. Appreciate all the detail so far.

So, my question kind of kind of relates to timing and the transition and how you view ‘24, how much of the — what you want to get done, can kind of get done for next prime season? I guess questions really kind of how, how messy could ‘24 be versus how good could it be? And we assume that by ‘25, you’re much closer to where you want to be.

But, just risk and opportunity for the ‘24 peak season, if you will. Thanks.

Richard Zimmerman^ Chris, thanks for the question. Let me tell you, I am so excited by the momentum each company has as we go into ‘24. We’ve got an opportunity to really focus on the integration, get it right, be a model that people look to from an integration perspective when they talk about a mergers of equal and putting two companies together. But the momentum we’ve got, I think shows that we’re going to have a strong, strong year and we got some momentum heading. If you look at Season Pass sales from each fall program from each of us, we’re both up 20%, you’ll look at what typically has happened when we’re that strong, we’re that strong in the fall? It typically leads to really good.

So, I think the environment is working well for us. I know there’s always been a lot of concern about the health of consumers. And I think that’s one of the overhangs in our sector. But I think what we keep proving and you look at the top line revenue of both companies in the third quarter, we’ve got an extremely strong start to next year, layer, they get into the synergies more quickly. From the cost side, they’re easier to measure. From a CapEx perspective and getting to the investments we need to create those plans.

But as we’ve always said, this is a long lead cycle for any significant investment, our parts, both parts are together, robust plans on the capital side for ‘24 and ‘25. We’re going to try and modify those and make sure we’re tapping the best opportunity within the combined portfolio to work hard on ‘25 and ‘26. And how we move as quickly as possible to unlock the revenue uplift opportunities.

Chris Woronka^ Okay. Bery helpful. Thanks, Richard.

Richard Zimmerman^ Thanks, Chris.

Operator^ Our next question comes from Michael Swartz from (Truist). Please go ahead.

Unidentified Participant^ Hey. Good morning, everyone.

And just a couple of questions, and maybe one more broadly speaking, as it pertains to maybe the scope of the transaction. Whether or not it’s tied to regulatory review or not? I mean is there a kind of a broader look into a portfolio review? I know, you’ve talked about the 40 plus properties, and it sounds like your kind of committed to all those. But are there areas where you think you may look to maybe divest from lower return lower quality properties?

Richard Zimmerman^ [Mike]. Good morning. Good question.

As we look at the portfolio, I said this before, there were these are really irreplaceable assets. We’ve always struggled with, how do you grow if you shrink your portfolio. But I do think as we look at the combined portfolio, we’re going to evaluate a whole range of ways to unlock and maximize the values. I’m most excited about focusing on all 42 to see how we optimize and, and create the ability to generate as much revenue uplift and cash flow generation as possible.

But over time, as stewards of capital in the market, I think our Board will have the opportunity to evaluate what really drives and maximize shareholder returns once we get to that targeted leverage ratio, and we’re looking forward.

Michael Swartz^ Okay perfect. That’s great.

And then second question, I think Richard, you may have prefaced it with saying there’s little overlap between kind of the consumer or maybe we’re referring to this even past base. But is there any granularity or just context you can add to maybe the pure overlap between the guests faces?

Richard Zimmerman^ We’re going to take a look at each parts of diving into the data and see what we can unlock in terms of that overlap in terms of guests market. I do think that there’s an opportunity to create a new chapter here with a new story. And that really speaks to our consumers differently, and speaks to the opportunity that within the bigger portfolio. Selim referenced Vail and how is they kept adding mountains, they created more value for their guests.

So, I think there’s a compelling opportunity here to change the narrative about the value. We compete against all forms of out of home entertainment, and we have such a small share, only 5% of the out of home entertainment market. I think that this opportunity, lets us hopefully, get people to understand they can spend their leisure time and dollars with us. And when they come to us, as I’ve always said, all general managers.

The best measure of your success is how many of your guests come back next year, we focus that on every day. We open every one of our parks both at Six Flags and Cedar Fair.

Operator^ Our next question comes from Barton Crockett from Rosenblatt Securities. Please go ahead.

Barton Crockett^ Okay thanks for taking the question.

I was interested in first the regulatory, the antitrust positioning, not much discussion about that. And you do have a couple of markets where you overlap like around the D.C. area with your park and Maryland and the park in Virginia, Kings Dominion and Six Flags, to a degree in San Antonio with the waterpark and also Los Angeles. And just in this environment and when antitrust is such a loaded political question for any kind of big corporate merger.

How do you feel about the antitrust setup, and maybe the potential they have to divest stuff to get the deal done?

Richard Zimmerman^ Bart. Good morning. Thanks for the question.

Listen, as we think about the regulatory approval process, we are 100% committed to this transaction and think we will proceed out to close. We understand there’s a process to go through. But we’ve been well advised and we are absolutely confident that we can get this successfully completed as planned. You look at amusement parks, I touched on just before my comment about out of home. We compete in a highly fragmented and constantly evolving leisure economy. Includes everything from bowling to athletic events to movie theaters.

Were complimentary across our geographies. And I really do think we’re part of the broader landscape of all the leisure opportunities that consumers have, when they get up in the morning or when they think about what they want to do on the weekend. And from that perspective, I don’t see a lot of overlap.

Selim?

Selim Bassoul^ I was wanting to add something interesting that happened literally last week. And (inaudible) yes, last week. And we have the Rangers that play the World Series. And the Rangers stadium is less than a quarter mile away from our Dallas (inaudible). First, congratulation on the Texas Rangers for winning World Series, we’re really excited being based in Arlington, Texas.

Many of our Season Passes ended up parking in the parking lot. And walking into because they have free parking, given the Season Pass and walk across to the Texas Rangers stadium to attend the World Series. We were expecting to be — wait, before the series started, or after the series of wins the game open, they will come to our park. And they did not.

What was interesting, is anecdotally, we found out that when there is a game even as a quarter mile away and they packed out Season Pass holders park now parking, they went back home. So, we did not benefit from the World Series being played a quarter mile away from our park, which tells you that and sustain other forms of entertainment takes away from our attendance. So, we competed against the World Series thinking that it will be a boon for us for that day.

Barton Crockett^    Thanks for that color.

I was also curious for (inaudible) are there provisions to ensure, to compensate one party or the other so deal is broken? And is there a timeline for this to be completed, or people can walk away without any penalty?

Richard Zimmerman^    Barton, all of those types of details will be included in the merger proxy statement which will come out at the appropriate time.

Barton Crockett^    Okay. And then just on the business. The branding situation here, it’s interesting with Six Flags being essentially, a national, nearly global brand. And Cedar Fair being a collection of kind of local brands. Is the idea over time that it might make sense to rebrand to attach the Six Flags brand to the Cedar Fair properties, as part of this kind of multi park pass, positioning and the bail positioning? Is that something that could be contemplated?

Richard Zimmerman^    Yes, Bart, and I touched on this before, we have loyal and passionate customers deeply held loyalty and passion around our unique regional brands. We think of this as a broader portfolio with incredibly powerful brands. But we really respect, Cedar Point and Magic — Six Flags Magic Mountain. Everybody has in every region has such a unique identifier.

I view this as an opportunity just to reinforce the strong regional brands and understand who we are, and sort of talked about the difference between regional and destination. This is really an opportunity to enhance our regional brands, and over time, create more value and choices for our customers.

Barton Crockett^    Okay. All right, thank you.

Operator^    Our next question comes from Paul Goulding at Macquarie. Please go ahead.

Paul Goulding^    Thanks so much, and congratulations on the announcement.

I just wanted to drill a little deeper into your prior comment, Richard around branding. It seems like there’s an opportunity as we’ve seen with other theme park holding companies that have multiple brands to leverage attraction IP, whether it’s for a new ride or event or festival. Is that something that we could expect to see? And how are you thinking about maintaining the unique branding on the park overall, relative to the capital efficiencies, you could see for specific attractions that require investment? Thanks.

Richard Zimmerman^    Thanks, Paul, great question.

One of the things excites me as somebody who came into the Cedar Fair organization from the Paramount side, understanding the movie studio, and that they derive for exploiting IP and enhancing that, along with Six Flags, looking at the Warner Brothers. We have, as we said, on prepare remark, really three powerful IPs and we can think about how best fit within the portfolio, Peanuts, D.C. Comics, and of course the Warner Brothers connection.

I’m so excited to think about how we could potentially roll out and enhance the guest experience in all our regions and rethink how we use IP. IP is incredibly important, differentiator in the minds of our consumers. And I think our ability to unlock how we e look at that in the future, gets me really excited. I know for our internal design staff on both sides, as we think about how to plot and plan the guest experience going forward. I think our challenge is working close — is to work more closely with the holders of the IP. And think about how we might both benefit from a closer association.

Paul Golding^ Thanks. So, just a quick follow up, that’s maybe more of a housekeeping question. As you are now out in the marketplace talking about the potential for a combined network pass, is there anything that we should consider in terms of changes or considerations to your selling process for the current mix of pass products across both footprints in the lead up to the merger and the timeline have been anticipated first half ‘24 close?

Richard Zimmerman^ Both of us are midway in our cycle already, it really starts late summer, early fall. Again the numbers are tremendous deferred revenue up 20% in both companies. So, tremendous success, I think we’re going to run each company’s playbook well into the spring in this cycle, and then look at how we can adapt and evolve in a way that makes sense, in a way that makes sure that we’re delivering as we listen to our customers, what they’re telling us would enhance the program.

Paul Golding^ Great, thanks so much.

Operator^ Our final question comes from Robert Aurand from KeyCorp. Please go ahead.

Robert Aurand^ Hi, thank you.

Let’s open just to dig a little bit more into Canada, why now [aspect] of the deal? I mean you both had some long-term targets out there, and kind of whether that was standing, seem to be bearing some fruit here in the next year. I guess is there anything to read into kind of your standalone outlooks and how you’re feeling about it, you’re heading into next year? Your kind of with the macro environment the way it is?

Richard Zimmerman^ Good question, Rob. Good morning.

I will tell you that, as I mentioned before, I think we’re both coming into this transaction, excited about what the combined company can do. But coming from a position of strength, you saw the third quarter for both companies, nice recovery and the revenue uplift. I think there’s — we can both be excited at the standalone opportunities. But both Boards determined that by putting these companies together, we could really achieve a level of return for our owners that we couldn’t get on a standalone basis point.

There’s opportunities available to us. And we’ve articulated throughout this call that really well let us just drive home the value of the — this transaction and achieve the potential. That’s what Selim and I are most excited about as we look at this, is the potential of the combined company that we think neither one of us could reach on our own.

Selim?

Selim Bassoul^ Yes. I think what is exciting why now, let’s talk about why now. Neither one of the companies needed to do the deal. We were not forced to deal. I can tell you on (inaudible) we are just almost finished with our transformation. And you’re starting seeing attendance coming up double digit, despite whether the summer (inaudible), fall sales is basically starting this to 2024 very, very well. However we believe truly, that this merger creates successful amusement park operator in the highly competitive leisure space, with an expand — expanded and diversified footprint. A more robust operating model and a strong revenue and cash flow generation.

I tell you, over the past two years, we have taken significant steps to transform our operations and create a more agile business while investing in new offerings to delight and excite our guests. I know that Richard and Brian and their team were earlier than us doing all that what I call elevating the experience. So, try to catch up to this combination built on our momentum but making sure that we create a geographic footprint that is expected to mitigate the impact of seasonality and reduce earnings volatility.

Combining our complimentary operating capabilities and technology portfolio, will help us create a platform for Richard and Brian, to improve our park offerings, and more efficient system wide performance.

I will tell you what I love about Cedar Fair is they were delivering a more engaging and immersive guest experience than we’ve ever done. And that’s something we need to take to our guests.

And finally, I think increasing and bolstering our free cash flow will increase flexibility to invest in new rides and attractions, broader food and beverage selection, additional impact offering and cross-party initiatives. And then from our side, we are doing a lot of technologies that are starting to unveil in this fourth quarter in 2024. Specifically, to make our guests easier to do business with us. All of which will be successfully deployed to grow attendance, increase per capita spending and improved profitability.

I will tell you, there are a lot of monetizing initiatives that we are most excited about that are coming in 2024.

Robert Aurand^ Thank you. And maybe just as a quick follow up. I mean can you give me color around kind of the potential long term margin profile of the combined business? I know, its legs had talked about getting margin into the low 40s. Can you talk about where the combined company can get to?

Brian Witherow^ Yes, it’s Brian. From a margin perspective, certainly we’re excited about the possibilities as Richard and Selim have said, the combined company has much more upside as we maximize the strengths of each side. And that should benefit us as it relates to margins as we — as Six has shown over the last couple of years, the ability to deliver strong margins is certainly one of their strengths. And as the last quarter show, that’s a clear focus for the Cedar Fair team, as well.

Ultimately, our top priority is driving EBITDA growth and free cash flow generation. But margin will remain a very high priority and we think the upside is significant.

Robert Aurand^ All right, thank you very much. Congratulations on the deal.

Richard Zimmerman^ Thanks, Rob. Thanks, Robert.

Operator^ This concludes the Q&A session. I will now hand the call back to Richard Zimmerman to wrap up.

Richard Zimmerman^ Thank you everybody for your time and attention today for your interest in the new combined Six Flags-Cedar Fair company. We are speaking for Selim, Gary, Brian and I, we are excited to get to work starting today to tap the potential this combined company.

So, thank you. We look forward to talking to you soon.

Operator^ Thank you all for joining today’s conference call. You may now disconnect.

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction and Six Flags Stockholder Approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others following announcement of the merger agreement and proposed transaction; the inability to consummate the transaction due to the failure to satisfy other conditions to complete the transaction; risks that the proposed transaction disrupts and/or harms current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on March 7, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying proxy statement/prospectus available from the sources indicated below.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statement on Form S-4 that will be filed by HoldCo with the SEC in connection with the proposed transaction, which will contain a prospectus relating to the issuance of HoldCo securities in the proposed transaction and a proxy statement relating to the special meeting of the stockholders of Six Flags. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the proposed transaction may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction, Cedar Fair and Six Flags will cause HoldCo to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Six Flags and a prospectus of HoldCo. After the registration statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Six Flags. Cedar Fair, Six Flags and HoldCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other document that Cedar Fair, Six Flags or HoldCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING AND/OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CEDAR FAIR AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Cedar Fair, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding Cedar Fair’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Cedar Fair’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 17, 2023 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended January 1, 2023 filed with the SEC on March 7, 2023 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.